Investor Relations Contact:
Ken Lowe
Sigma Designs, Inc.
Tel: 408/957-9850
Fax: 408/957-9741
IR@sdesigns.com

<u>**For Immediate Release**</u>


SIGMA DESIGNS, INC. REPORTS THIRD QUARTER RESULTS


MILPITAS, Calif.—November 23, 2004—Sigma Designs®, Inc. (Nasdaq: SIGM), a leader in digital media processors for consumer appliances, announced results for its fiscal quarter ended October 31, 2004.

Net revenues for the third quarter were $7,677,000, down 5% from $8,088,000 for the previous quarter and up 3% from $7,470,000 reported for the same period last year. Sigma reported net income of $525,000 or $0.03 per basic and $0.02 per diluted share in the third quarter. This compares to net income of $1,169,000, or $0.06 per basic and $0.05 per diluted share for the previous quarter, and a net income of $149,000 or $0.01 per basic and diluted share during the same period one year ago.

"Design activity with our media processors is at an all-time high, with a continual increase in significant prospects and design wins for upcoming consumer products, but it is disappointing for us to report a sequential decline in revenue for the third quarter, which was expected to show the start of our second half ramp in chip sales. The revenue shortfall was primarily attributable to a decline in chipset sales into Asia as well as later than expected shipments of chipsets into high definition Windows Media DVD players. Future demand will be driven by a combination of factors, including a new range of Windows Media based consumer devices, new high definition DVD standards, and expanding telco interest in deployment of IPTV services. We are also pleased to report our seventh consecutive quarter of profitability, which is supported by our strong gross margins. Looking forward, we remain optimistic in our ability to deliver growth and improved levels of profitability as we move into the future," stated Thinh Tran, chairman and chief executive officer, Sigma Designs.

Recent business developments include:

- Announced that LG Electronics (LGE), a leading electronics manufacturer, has selected Sigma Designs to power its new IP set-top boxes, which will be deployed by Korea Telecom (KT).
- Announced that the first generation FVD (Forward Versatile Disc) high definition players are based on the EM8620L media processor. The FVD based products are being launched in China and Taiwan by several manufacturers along with digital content from several movie publishers in China who are planning over 500 titles to be available for release during 2005.

- Announced that Digital Cube, Inc. has launched the i-Station PMP-1000, which is based on Sigma's EM8561 media processor, and offers a polished design, an elegant user interface, and a host of advanced media playback features.

- Announced that the D-Link MediaLounge Wireless Media Player (model DSM-320), which is based on the EM8476 media processor, now supports Windows Media Digital Rights Management 10 (WM DRM10) to enable networked devices to access content acquired from a host of online music and video services.

- Announced that Buffalo Inc. began shipments of its networked DVD media player called the LinkTheater, which is based on the EM8620L media processor, and provides support for Windows Media® Video 9 (WMV9) format as well as wireless networking.

- Announced that 2001 Technology Inc. has launched a full-featured portable media player called Montego, which is based on the EM8561 media processor, and upscales the current genre of portable music players by adding full DVD resolution video playback.

- Announced that a new range of portable media devices, which are based on the company's media processors, are now available from AL Tech, DTS Infocom, Dvico, and iZak (Unibrain). These devices define a new product category that allows consumers to conveniently store (as USB storage) all their PC-based digital music, photos and video titles, then transport the unit for use with televisions in the living room, in the car, or while traveling.

- Announced that Kenwood USA Corp launched their Fineline VRS-N8100 networked audio/video receiver, which is based on a Sigma media processor, and offers all the features of a premium A/V receiver, as well as a digital media adapter that enables streaming media to become a new input option.

The conference call relating to third quarter results will take place following this announcement at 5:00 PM EST today, November 23. The dial-in number is 800-329-9097 (international callers dial 617-614-4929) and the passcode is 53348705. Investors will have the opportunity to listen live to the conference call via the Internet through www.sigmadesigns.com/investors/overview or over CCBN's Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN's individual investor center at www.fulldisclosure.com or by visiting any of the investor sites in CCBN's Individual Investor Network. Institutional investors can access the call via CCBN's password-protected event management site, StreetEvents (www.streetevents.com). To listen to the live call, please go to the Web site at least 15 minutes early to register, download, and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be available shortly after the call by dialing into 1-888-286-8010 (international callers dial 617-801-6888) and use passcode 34000681. The audio replay will be available for one week after the call. For further information, please see the link on our website at www.sigmadesigns.com.

About Sigma Designs, Inc.

Sigma Designs (Nasdaq: SIGM) specializes in silicon-based MPEG decoding for streaming video, progressive DVD playback, and advanced digital set-top boxes. Sigma's award-winning REALmagic® Video Technology is used in both commercial and consumer applications providing highly integrated solutions for high-quality decoding of MPEG-1, MPEG-2 and MPEG-4. Headquartered in Milpitas, Calif., Sigma also has sales offices in China, Europe, Hong Kong, Japan, Korea and Taiwan. For more information, please visit our web site at www.sigmadesigns.com/.

REALmagic and Sigma Designs are registered trademarks of Sigma Designs. All other products and companies referred to herein are trademarks or registered trademarks of their respective companies.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the anticipation of growth and improved levels of profitability, as well as levels of, and specific, actual and anticipated new products, design wins and prospects. Actual results may vary materially due to a number of factors including, but not limited to, general economic conditions, including continuance of the current economic conditions specific to the semiconductor industry, the rate of growth of the set-top box market in general, our ability to deploy and achieve market acceptance for Sigma products in these markets, the ability of our REALmagic MPEG silicon to compete with other technologies in these emerging markets, the risk that such products will not gain widespread acceptance or will be rendered obsolete by product offerings of competitors or by alternative technologies, the risk that anticipated design wins will not materialize and that actual design wins will not translate into launched product offerings, and other risks including delays in the manufacturer's deployment of set-top boxes. Other risk factors are detailed from time to time in our SEC reports, including the report on Form 10-K for the year ended January 31, 2004 and on Form 10-Q for the quarter ended July 31, 2004. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Sigma undertakes no obligation to publicly release or otherwise disclose the result of any revision to these forward-looking statements that may be made as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###

**Following are comparative, unaudited highlights of the third quarter
and nine-month results of fiscal 2005:**

Quarter ended October 31,	2004	2003
Net revenues	$ 7,677,000	$ 7,470,000
Net income	$ 525,000	$ 149,000
Basic net income per share	$ 0.03	$ 0.01
Basic weighted average shares	20,838,000	20,402,000
Diluted net income per share	$ 0.02	$ 0.01
Diluted weighted average shares	23,629,000	23,533,000

Nine months ended October 31,	2004	2003
Net revenues	$ 23,549,000	$ 23,179,000
Net income	$ 1,857,000	$ 1,246,000
Basic net income per share	$ 0.09	$ 0.07
Basic weighted average shares	20,754,000	19,060,000
Diluted net income per share	$ 0.08	$ 0.06
Diluted weighted average shares	23,363,000	22,092,000

SIGMA DESIGNS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

(In thousands)

	October 31, 2004	January 31, 2004*
Assets		
Current assets:		
Cash and cash equivalents	$ 17,430	$ 18,962
Accounts receivable - net	6,629	5,283
Inventories	3,426	2,614
Prepaid expenses & other	496	518
Total current assets	27,981	27,377
Equipment, net	1,066	1,028
Long-term investments	3,313	1,313
Other assets	103	74
Total	$ 32,463	$ 29,792
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	989	1,666
Accrued liabilities and other	2,558	1,838
Current portion of capital lease obligations	2	5
Total current liabilities	3,549	3,509
Other - long term liabilities	209	261
Shareholders' equity:		
Common stock	87,752	86,948
Accumulated other comprehensive income	59	37
Accumulated deficit	(59,106)	(60,963)
Total shareholders' equity	28,705	26,022
Total	$ 32,463	$ 29,792

* Derived from audited balance sheet included in the Company's annual report on Form 10-K
  for the year ended January 31, 2004.

SIGMA DESIGNS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except per share data)

	Three months ended October, 31		Nine months ended October, 31	
	2004	**2003**	**2004**	**2003**
Net revenues	$ 7,677	$ 7,470	$ 23,549	$ 23,179
Costs and expenses:				
Costs of revenues	2,155	2,868	7,090	8,848
Research and development	2,762	2,512	8,714	7,586
Sales and marketing	1,137	1,225	3,563	3,583
General and administrative	1,165	731	2,814	1,887
Total costs and expenses	7,219	7,336	22,181	21,904
Income from operations	458	134	1,368	1,275
Interest and other income (expense), net	63	15	516	(19)
Income before income taxes	521	149	1,884	1,256
Provision for (benefit from) income taxes	(4)	0	27	10
Net income	$ 525	$ 149	$ 1,857	$ 1,246
Basic net income per share	$ 0.03	$ 0.01	$ 0.09	$ 0.07
Shares used in computing per share amount	20,838	20,402	20,754	19,060
Diluted net income per share	$ 0.02	$ 0.01	$ 0.08	$ 0.06
Shares used in computing per share amount	23,629	23,533	23,363	22,092